# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: enVVeno Medical Corp, CIK 0001661053
CUSIP: 29415J205
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 70 Doppler, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 02/10/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002099270

## Reporting persons
- Northstrive Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,129; sole dispositive power 0; shared dispositive power 20,129; aggregate amount beneficially owned 20,129 (3.07% of the class)
  Comment: Braeden Lichti is, as of the date of this Schedule 13G, the Manager of Northstrive Fund II LP. Percentage ownership is calculated based on 20,129 shares beneficially owned by Northstrive Fund II LP, out of 655,606 shares of enVVeno Medical Corporation ("Issuer")'s issued and outstanding shares of common stock, par value $0.00001 per share ("Common Stock") on January 20, 2026, as reported on the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission ("Commission") on January 20, 2026.
- Braeden Lichti: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 13,022; shared voting power 20,129; sole dispositive power 13,022; shared dispositive power 20,129; aggregate amount beneficially owned 33,151 (5.05% of the class)
  Comment: Braeden Lichti is, as of the date of this Schedule 13G, the Manager of Northstrive Fund II LP. Percentage ownership is calculated based on 33,151 shares of enVVeno Medical Corporation ("Issuer") beneficially owned by Mr. Lichti, out of 655,606 shares of the Issuer's issued and outstanding shares of Common Stock on January 20, 2026, as reported on the Issuer's Current Report on Form 8-K filed with the Commission on January 20, 2026.

## Item 1. Issuer
Name of issuer: enVVeno Medical Corp
Address of issuer's principal executive offices: 70 Doppler Irvine, CA 92618

## Item 2. Person Filing
Name of person filing: This statement is filed by: (i) Northstrive Fund II LP; and (ii) Braeden Lichti ("Mr. Lichti"). The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: 120 Newport Center Drive, Suite 250 Newport Beach, CA 92660
Citizenship: Northstrive Fund II LP is a Delaware corporation. Mr. Lichti is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5-11 of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.
Percent of class: Braeden Lichti: 5.05% Northstrive Fund II LP: 3.07%
Sole power to vote or to direct the vote: Northstrive Fund II LP: 0 Braeden Lichti: 13,022
Shared power to vote or to direct the vote: Northstrive Fund II LP: 20,129 Braeden Lichti: 20,129
Sole power to dispose or to direct the disposition: Northstrive Fund II LP: 0 Braeden Lichti: 13,022
Shared power to dispose or to direct the disposition: Northstrive Fund II LP: 20,129 Braeden Lichti: 20,129

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Northstrive Fund II LP: /s/ Braeden Lichti, Braeden Lichti, Manager (02/10/2026)
- Braeden Lichti: /s/ Braeden Lichti, Braeden Lichti (02/10/2026)